December 1, 2005

Via EDGAR and e-mail mewa@sec.gov

Mr. Larry Spirgel

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-3561

Re:	FirstCity Financial Corporation Form 10-K for the year ended December 31, 2004 Filed March 21, 2005 Form 10-Q for the quarter ended June 30, 2005 Filed on August 12, 2005 File No.: 033-19694

Dear Mr. Spirgel:

On behalf of FirstCity Financial Corporation (the “Company” or “FirstCity”), I submit the following response to questions asked on the conference call today with SEC Staff and the Company in regard to the ownership structure of the Mexican Acquisition Partnerships and European Acquisition Partnerships listed in our response of November 10, 2005 in response to comment 4.

Schedule of

Mexican and European Acquisition Partnerships

And Related Entities of

FirstCity Financial Corporation

FirstCity Holdings Corporation.  The following corporations, limited partnerships, limited liability companies and other entities are entities in which FirstCity Holdings Corporation or certain of its subsidiaries own an equity interest. (Consolidated entity)

Name:	Strategic Mexican Lending Partners, L.P.
Jurisdiction:	Texas, certificate filed on May 8, 2001
Partners:	FirstCity Holdings Corporation	General	1.0%
	FirstCity Holdings Corporation	Limited	89.0%
	Sergio Madrazo	Limited	10.0%
Consolidated Subsidiary:	Yes

Name:	Strategic Mexican Lending Partners 2, L.P.
Jurisdiction:	Texas, certificate filed on July 3, 2001
Partners:	FirstCity Holdings Corporation	General	1.0%
	FirstCity Holdings Corporation	Limited	89.0%
	Sergio Madrazo	Limited	10.0%
Consolidated Subsidiary:	Yes

Name:	Strategic Mexican Investment Partners 2, L.P.
Jurisdiction:	Texas, certificate filed on July 3, 2001
Partners:	FirstCity Holdings Corporation	General	1.0%
	FirstCity Holdings Corporation	Limited	89.0%
	Sergio Madrazo	Limited	10.0%
Consolidated Subsidiary:	Yes

FirstCity Mexico, Inc.  The following corporations, limited partnerships, limited liability companies and other entities are entities in which FirstCity Mexico, Inc. or certain of its subsidiaries own an equity interest. (Consolidated entity)

Name:	Strategic Mexican Investment Partners, L.P.
Jurisdiction:	Texas, certificate filed on May 8, 2001
Partners:	FirstCity Mexico, Inc.	General	1.0%
	FirstCity Mexico, Inc.	Limited	89.0%
	Sergio Madrazo	Limited	10.0%
Consolidated Subsidiary:	Yes

Name:	Resmex, LLC
Jurisdiction:	Delaware, incorporated December 11, 1998
Manager & Member:	FirstCity Mexico, Inc.		11.12%
Member:	Cargill Financial Services International, Inc.		55.55%
Member:	Cerberus Partners, L.P.		33.33%
Consolidated Subsidiary:	No

Name:	Residencial Oeste, S.A. de C.V.
Jurisdiction:	Mexico, incorporated December 16, 1998
Authorized Shares:	112,366 Shares, 100 pesos par value
Outstanding Shares:	112,366
Treasury Shares:	None
Shareholders:	Resmex, LLC	112,365 Shares / Cert. No. 1 (499 Shares) and Cert. No. 3 (111,866 Shares)
	Armando Francisco Weil Goldsmith	1 Share/ Cert. No. 2
Consolidated Subsidiary:	No

Name:	Namex, LLC
Jurisdiction:	Delaware, formed December 10, 1999
Manager & Member:	FirstCity Mexico, Inc.		22.22%
Member:	Cargill Financial Services International, Inc.		38.89%
Member:	Blackacre Capital Partners, L.P.		38.89%
Consolidated Subsidiary:	No

Name:	Cartera en Administracion y Cobranza, S.A. de C.V.
Jurisdiction:	Mexico, incorporated December 13, 1999
Shareholders:	Namex, LLC	100%
Consolidated Subsidiary:	No

Name:	BIDMEX, LLC
Jurisdiction:	Delaware, formed January 28, 2000
Manager & Member:	FirstCity Mexico, Inc.	3.2102766%
Member:	Cargill Financial Services International, Inc.	25.6533915%
Member:	Blackacre Capital Partners, L.P.	41.8972988%
Member:	Wayland Investment Fund II, LLC	16.2439073%
Member:	MSIF Partners	12.9951259%
Consolidated Subsidiary:	No

Name:	Administracion de Carteras Nacionales, S.A. de C.V.
Jurisdiction:	Mexico, incorporated January, 2000
Shareholders:	BIDMEX, LLC	100%
Consolidated Subsidiary:	No

Name:	BIDMEX II, LLC
Jurisdiction:	Delaware, formed on May 9, 2000
Manager & Member:	FirstCity Mexico, Inc.	4.1164659%
Member:	Cargill Financial Services International, Inc.	42.9216867%
Member:	Blackacre Capital Partners, L.P.	42.9216867%
Member:	MSIF Partners	10.0401606%
Consolidated Subsidiary:	No

Name:	Administraction de Carteras Nacionales II, S. de R.L. de C.V. (formerly Ome Calpulli, Resolución de Cartera, S. de R.L. de C.V.)
Jurisdiction:	Mexico, incorporated on November 17, 1999
Shareholders:	BIDMEX II, LLC	100%
Consolidated Subsidiary:	No

Name:	BIDMEX 3, LLC
Jurisdiction:	Delaware, formed on October 20, 2000
Manager:	FirstCity Mexico, Inc.
Member:	Stategic Mexican Investment Partners, LP	10.0215054%
Member:	Cargill Financial Services International, Inc.	39.9784946%
Member:	Cerberus Cremi, LLC	39.9784946%
Member:	MSIF Partners	10.0215054%
Consolidated Subsidiary:	No

Name:	Administraction de Carteras Empresariales, S. de R.L. de C.V.
Jurisdiction:	Mexico, formed on November 13, 2000
Shareholders:	BIDMEX 3, LLC	100%
Consolidated Subsidiary:	No

Name:	BIDMEX 4, LLC
Jurisdiction:	Delaware, formed on March 12, 2001
Manager:	FirstCity Mexico, Inc.
Member:	Strategic Mexican Investment Partners, LP	20.0%
Member:	Cargill Financial Services International, Inc.	40.0%
Member:	Cerberus SBL, LLC	40.0%
Consolidated Subsidiary:	No

Name:	Cobranza Nacional de Carteras, S. de R.L. de C.V.
Jurisdiction:	Mexico, formed on March 16, 2001
Shareholders:	BIDMEX 4, LLC	100.0%
Consolidated Subsidiary:	No

Name:	BIDMEX 5, LLC
Jurisdiction:	Delaware, formed on April 30, 2001
Manager & Member:	FirstCity Mexico, Inc.	20.0%
Member:	Cargill Financial Services International, Inc.	40.0%
Member:	Cerberus SBL, LLC	40.0%
Consolidated Subsidiary:	No

Name:	Cobranza Internacional de Carteras, S. de R.L. de C.V.
Jurisdiction:	Mexico, formed on May 15, 2001
Shareholders:	BIDMEX 5, LLC	100.0%
Consolidated Subsidiary:	No

Name:	BIDMEX 6, LLC
Jurisdiction:	Delaware, formed on May 31, 2001
Manager:	FirstCity Mexico, Inc.
Member:	Cargill Financial Services International, Inc.	39.75%
Member:	Cerberus SBL, LLC	39.75%
Member:	MSIF Partners	10.50%
Member:	Strategic Mexican Investment Partners 2, L.P.	10.00%
Consolidated Subsidiary:	No

Name:	Recuperacion de Carteras Mexicanas, S. de R.L. de C.V.
Jurisdiction:	Mexico, formed on June 21, 2001
Shareholders:	BIDMEX 6, LLC	100.0%
Consolidated Subsidiary:	No

Name:	BIDMEX 7, LLC
Jurisdiction:	Delaware, formed on May 31, 2001
Manager:	FirstCity Mexico, Inc.
Member:	Cargill Financial Services International, Inc.	55.00%
Member:	PDDF I, L.P.	20.00%
Member:	Strategic Mexican Investment Partners, L.P.	25.00%
Consolidated Subsidiary:	No

Name:	Integracion de Activos Mexicanos, S. de R.L. de C.V.
Jurisdiction:	Mexico, formed on March 11, 2002
Shareholders:	BIDMEX 7, LLC	100.0%

Name:	BIDMEX 8, LLC
Jurisdiction:	Delaware, formed on May 31, 2001
Manager:	FirstCity Mexico, Inc.
Members:	Cargill Financial Services International, Inc.	40%
	PDDF I, L.P.	40%
	Strategic Mexican Investment Partners, L.P.	20%
Consolidated Subsidiary:	No

Name:	Recuperacion de Activos Mexicanos, S. de R.L. de C.V.
Jurisdiction:	Mexico, formed on March 11, 2002
Shareholders:	BIDMEX 8, LLC	100.0%
Consolidated Subsidiary:	No

Name:	BIDMEX 9, LLC
Jurisdiction:	Delaware, formed on January 7, 2003
Manager:	FirstCity Mexico, Inc.
Members:	Cargill Financial Services International, Inc.	85%
	Strategic Mexican Investement Partners, L.P.	15%
Consolidated Subsidiary:	No

Name:	Solucion de Activos Residenciales, S. de R.L. de C.V.
Jurisdiction:	Mexico, formed on April 16 , 2004
Shareholders:	BIDMEX 9, LLC	100.0%
Consolidated Subsidiary:	No

Name:	BIDMEX 10, LLC
Jurisdiction:	Delaware, formed on July 8, 2004
Manager:	FirstCity Mexico, Inc.
Members:	Cargill Financial Services International, Inc.	75%
	FirstCity Mexico, Inc.	25%
Consolidated Subsidiary:	No

Name:	Solucion de Activos Comerciales, S. de R.L. de C.V.
Jurisdiction:	Mexico, formed on July 15, 2004
Shareholders:	BIDMEX 10, LLC	100.0%
Consolidated Subsidiary:	No

FirstCity Europe Corporation.  The following corporations, limited partnerships, limited liability companies and other entities are entities in which FirstCity Europe Corporation or certain of its subsidiaries own an equity interest. (Consolidated entity)

Name:	P.R.L. Developpement, S.A.S.
Jurisdiction:	France
Ownership:	FirstCity Europe Corporation	43.5
	Cargill Entity	43.25%
	MCS Management Group	13.25%
	composed of Alain Richard, Bernard Ducellier, Françoise Lecloarec, Pascal Falconnet, and Jean-François Darlot
Consolidated Subsidiary:	No

Name:	UBN, Societe Anonyme
Jurisdiction:	France
Ownership:	P.R.L. Developpement, S.A.S.	100%
Consolidated Subsidiary:	No

Name:	SAI, Societe Auxiliaire Immobiliere
Jurisdiction	France
Shareholders:	FirstCity Europe Corporation	22.5%
	Val Logistique	55.0%
	Defimo-CEM	22.5%
Consolidated Subsidiary:	No

FirstCity International Corporation. The following corporations, limited partnerships, limited liability companies and other entities are entities in which FirstCity International Corporation or certain or its subsidiaries own an equity interest. (Consolidated entity)

*Sold Prior to 09-30-05

*	Name:	Credit Finance Corporation Limited
	Jurisdiction:	England and Wales; incorporated October 9, 1996 (name change from Ferrisbridge Limited on December 20, 1996)
	Authorized Shares:	200 Shares, £1 par value (each)
	Outstanding Shares:	167 A Shares, £1 par value (each)
13 B Shares, £1 par value (each)
20 C Shares, £1 par value (each)
	Treasury Shares:	None
	Shareholders:	Fairmile Portfolio Management Limited	167 A Shares
		FirstCity International Corporation	20 C Shares
		Defimo SA	13 B Shares
	Consolidated Subsidiary:	No

*	Name:	Finin Limited
	Jurisdiction:	England and Wales; incorporated December 24, 1997
	Authorized Shares:	1,000 Shares, £1 par value (each)
	Outstanding Shares:	467 A Shares, £1 par value (each)
333 B Shares, £1 par value (each)
200 C Shares, £1 par value (each)
	Treasury Shares:	None
	Shareholders:	Fairmile Portfolio Management Limited	467 A Shares
		FirstCity International Corporation	333 B Shares
		MCS et Associés, SA	200 C Shares
	Consolidated Subsidiary:	No

*	Name:	Societe Immobilere Lincoln S.A.
	Jurisdiction:	France
Authorized Shares:
	Outstanding Shares:	14,980
Treasury Shares:
	Shareholders:	Notre Dame des Victoires Investments,S.A.	11,977 Shares
		FirstCity International Corporation	1,499 Shares
		MCS et Associes, SA	1,499 Shares
		Marie Helene Cretu	1 share
		Patrice Mourruau	1 share
		Herve Sarteau	1 share
		Rory O’Neill	1 share
		Jim Sartain	1 share
	Consolidated Subsidiary:	No

*	Name:	Mirom Limited
	Jurisdiction:	England and Wales;
	Authorized Shares:	1,000 Shares, £1 par value (each)
	Outstanding Shares:	650 A Shares, £1 par value (each)
100 B Shares, £1 par value (each)
250 C Shares, £1 par value (each)
	Treasury Shares:	None
	Shareholders:	Fairmile Portfolio Management Limited	650 A Shares
		FirstCity International Corporation	100 B Shares
		MCS et Associés, SA	250 C Shares
	Consolidated Subsidiary:	No

*	Name:	Miromesnil Limited
	Jurisdiction:	England and Wales; incorporated January 11, 1999
	Authorized Shares:	1,000 Shares, £1 par value (each)
	Outstanding Shares:	467 A Shares, £1 par value (each)
333 B Shares, £1 par value (each)
200 C Shares, £1 par value (each)
	Treasury Shares:	None
	Shareholders:	Fairmile Portfolio Management Limited	467 A Shares
		FirstCity International Corporation	333 B Shares
		MCS et Associés, S.A.	200 C Shares
	Consolidated Subsidiary:	No

*	Name:	CATX Limited
	Jurisdication:	England and Wales; October 6, 2000
	Authorized Shares:	1,000 Shares, £1 par value (each)
	Outstanding Shares:	550 A Shares, £1 par value (each)
250 B Shares, £1 par value (each)
200 C Shares, £1 par value (each)
	Treasury Shares:	None
	Shareholders:	Fairmile Portfolio Management Limited	550 A Shares
		FirstCity International Corporation	250 B Shares
		MCS et Associés, SA	200 C Shares
	Consolidated Subsidiary:	No

	Name:	UHR Limited
	Jurisdiction:	England and Wales; incorporated March 15, 1999 (name change from CHRB Limited to UHR Limited 05-06-99)
	Authorized Shares:	1,000 Shares, ,1 par value (each)
	Outstanding Shares:	600 A Shares, ,1 par value (each)
200 B Shares, ,1 par value (each)
200 C Shares, ,1 par value (each)
	Treasury Shares:	None
	Shareholders:	Fairmile Portfolio Management Limited	600 A Shares
		FirstCity International Corporation	200 B Shares
		MCS et Associés, S.A.	200 C Shares
	Consolidated Subsidiary:	No

	Name:	NEVVS Limited
	Jurisdiction:	England and Wales; November 27, 2000
	Authorized Shares:	1,000 Shares, ,1 par value (each)
	Outstanding Shares:	500 A Shares, ,1 par value (each)
250 B Shares, ,1 par value (each)
250 C Shares, ,1 par value (each)
	Treasury Shares:	None
	Shareholders:	Fairmile Portfolio Management Limited	500 A Shares
		FirstCity International Corporation	250 B Shares
		MCS et Associés, SA	250 C Shares
	Consolidated Subsidiary:	No

*	Name:	Transalp Limited
	Jurisdiction:	England and Wales; January 15, 2001
	Authorized Shares:	1,000 Shares, ,1 par value (each)
	Outstanding Shares:	550 A Shares, ,1 par value (each)
250 B Shares, ,1 par value (each)
200 C Shares, ,1 par value (each)
	Treasury Shares:	None
	Shareholders:	Fairmile Portfolio Management Limited	550 A Shares
		FirstCity International Corporation	250 B Shares
		MCS et Associés, SA	200 C Shares
	Consolidated Subsidiary:	No

	Name:	WHBE Limited
	Jurisdiction:	England and Wales; December 13, 2001
	Authorized Shares:	1,000 Shares, ,1 par value (each)
	Outstanding Shares:	650 A Shares, ,1 par value (each)
100 B Shares, ,1 par value (each)
250 C Shares, ,1 par value (each)
	Treasury Shares:	None
	Shareholders:	Fairmile Portfolio Management Limited	650 A Shares
		FirstCity International Corporation	100 B Shares
		MCS et Associés, SA	250 C Shares
	Consolidated Subsidiary:	No

Name:	WOX Limited
Jurisdiction:	England and Wales; May 27, 2002
Authorized Shares:	1,000 Shares, ,1 par value (each)
Outstanding Shares:	550 A Shares, ,1 par value (each)
250 B Shares, ,1 par value (each)
200 C Shares, ,1 par value (each)
Treasury Shares:	None
Shareholders:	Fairmile Portfolio Management Limited	550 A Shares
	FirstCity International Corporation	200 C Shares
	MCS et Associés, SA	250 B Shares
Consolidated Subsidiary:	No

Name:	CRY Limited
Jurisdiction:	England and Wales; July 30, 2002
Authorized Shares:	1,000 Shares, ,1 par value (each)
Outstanding Shares:	600 A Shares, ,1 par value (each)
200 B Shares, ,1 par value (each)
200 C Shares, ,1 par value (each)
Treasury Shares:	None
Shareholders:	Fairmile Portfolio Management Limited	600 A Shares
	FirstCity International Corporation	200 B Shares
	MCS et Associés, SA	200 C Shares
Consolidated Subsidiary:	No

Name:	CTY Limited
Jurisdiction:	England and Wales; December 18, 2002
Authorized Shares:	1,000 Shares, ,1 par value (each)
Outstanding Shares:	550 A Shares, ,1 par value (each)
200 B Shares, ,1 par value (each)
250 C Shares, ,1 par value (each)
Treasury Shares:	None
Shareholders:	Fairmile Portfolio Management Limited	550 A Shares
	FirstCity International Corporation	200 B Shares
	MCS et Associés, SA	250 C Shares
Consolidated Subsidiary:	No

Name:	WOL Limited
Jurisdiction:	England and Wales; June 11, 2003
Authorized Shares:	1,000 Shares, ,1 par value (each)
Outstanding Shares:	550 A Shares, ,1 par value (each)
225 B Shares, ,1 par value (each)
225 C Shares, ,1 par value (each)
Treasury Shares:	None
Shareholders:	Fairmile Portfolio Management Limited	550 A Shares
	FirstCity International Corporation	225 C Shares
	MCS et Associés, SA	225 B Shares
Consolidated Subsidiary:	No

Name:	WOD Limited
Jurisdiction:	England and Wales; November 12, 2003
Authorized Shares:	1,000 Shares, ,1 par value (each)
Outstanding Shares:	550 A Shares, ,1 par value (each)
225 B Shares, ,1 par value (each)
225 C Shares, ,1 par value (each)
Treasury Shares:	None
Shareholders:	Fairmile Portfolio Management Limited	550 A Shares
	FirstCity International Corporation	225 C Shares
	MCS et Associés, SA	225 B Shares
Consolidated Subsidiary:	No

Name:	FG Portfolio Limited
Jurisdiction:	England and Wales; June 8, 2004
Authorized Shares:	1,000 Shares, ,1 par value (each)
Outstanding Shares:	550 A Shares, ,1 par value (each)
225 B Shares, ,1 par value (each)
225 C Shares, ,1 par value (each)
Treasury Shares:	None
Shareholders:	Fairmile Portfolio Management Limited	550 A Shares
	FirstCity International Corporation	225 C Shares
	MCS et Associés, SA	225 B Shares
Consolidated Subsidiary:	No

FirstCity Servicing Corporation.  The following corporations, limited partnerships, limited liability companies and other entities are entities in which FirstCity Servicing Corporation or certain of its subsidiaries own an equity interest. (Consolidated entity)

Name:	MCS et Associés, S.A.
Jurisdiction:	France, Societe Anonyme
Outstanding Shares:	1,019,000 Shares, FF100 par value
Treasury Shares:	None
Shareholders:	Mansoor Management Amsterdam BV	39.82%
	P.R.L. Developpement SAS	19.63%
	Gilles de Courson	11.78%
	FirstCity Servicing Corporation	11.89%
	Cargill Marchés Financiers	11.89%
	Joseph Fingerhut	4.95%
	Board Qualifying Shares as Group	0.05%
Consolidated Subsidiary:	No

* * * * *

The Company acknowledges that

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me.

Very truly yours,

J. Bryan Baker
Senior Vice President and Chief Financial Officer
FirstCity Financial Corporation
(254) 761-2810